Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

	Year Ended Dec. 31,
(millions)	2009		2008		2007		2006		2005

Income (loss) from continuing operations, before income taxes	$312.5		$256.8		$613.1		$363.1		$312.9
Add:
Interest expense	236.5		234.6		270.1		289.1		298.4
Amortization of capitalized interest	—		—		—		—		0.1
Deduct:
Capitalized interest	—		—		—		—		0.1
Income from equity Investments, net	4.3		22.8		18.0		3.4		60.4

Earnings (loss) before taxes and fixed charges	$544.7		$468.6		$865.2		$648.8		$550.9

Interest expense	$236.5		$234.6		$270.1		$289.1		$298.4

Total fixed charges	$236.5		$234.6		$270.1		$289.1		$298.4

Ratio of earnings to fixed charges	2.30	x	2.00	x	3.20	x	2.24	x	1.85	x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments (net of distributions) and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and interest capitalized, amortization of debt premium, and an estimate of the interest component of rentals. Interest expense includes total interest expensed and capitalized excluding AFUDC, and an estimate of the interest component of rentals. TECO Energy, Inc. does not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented.